Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY 2019	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Consolidated Results for the First Quarter 2019

  GROSS MARGIN IMPROVING AT 30.1% VS 28.2% IN Q1 2018
  DIRECT RETAIL OPERATIONS (DOS) IMPROVING
  21 FRANCHISED MONO-BRAND STORES (FOS) AND 1 DOS OPENED IN 2019
  REORGANIZATION OF THE ITALIAN WORKFORCE STARTED IN APRIL 2019

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 24, 2019--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”) today approved its 2019 first quarter unaudited consolidated financial results.

2019 First quarter results

Consolidated revenues for the first quarter of 2019 were €106.2 million, down 8.9% from €116.6 million in 2018 same quarter.

Upholstery and furnishings net sales were €101.1 million, down 8.2% from last year same quarter as a result of the 9.1% decrease in upholstery net sales (at €90.7 million) and a 0.3% increase in furnishings sales (at €10.4 million).

Other sales were €5.1 million, versus €6.4 million in 2018 first quarter.

1. Natuzzi division

The Natuzzi division includes sales of Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi branded products, distributed through a direct retail network (DOS and Concessions), mono-brand franchised operated stores (“FOS”), and Natuzzi galleries (store-in-store points of sales within multi-branded stores and department stores).

First quarter net sales of this division were €77.5 million, down 6.3% from €82.7 million in 2018 same quarter, mainly due to the weak performance in the EMEAI region (Europe, Middle East, Africa and India).

Natuzzi branded sales represented 76.7% of the Group’s home furnishing revenues, versus 75.1% in same quarter of 2018.

1.a Natuzzi division: Direct retail

Within the above-mentioned Natuzzi division, the Group directly operates points of sales (mono-brand DOS and concessions), under both Natuzzi Italia and Divani&Divani by Natuzzi name.

During the first quarter of 2019, net sales generated by the direct retail division were €17.8 million, up 29.3% over the same period of last year, thanks also to the openings occurred in the last few quarters. We saw sales increase in the USA (+69.0%), Italy (+23.5%), Spain (+4.8%) and Mexico (+54.3%).

Q1 2019 sales on a like-for-like basis were €13.3 million, up 7.6% from Q1 2018, thanks in particular to the performance of our DOS located in Italy (+18.1%), Spain (+4.8%) and Mexico (+54.3%). Sales form our US-based DOS were substantially flat.

In April 2019, a new Natuzzi Italia DOS was opened in Sarasota, Florida.

During 2019, we closed all the concessions located in UK and 4 Divani&Divani by Natuzzi DOS.

As of the day of this press release, the Directly Operated points of sale are 66, of which 40 Natuzzi Italia DOS, 14 Divani&Divani by Natuzzi DOS and 12 Natuzzi Italia concessions in Mexico.

1.b Natuzzi division: third-party operated points of sale

Natuzzi Sales generated by FOS and Natuzzi galleries, were €59.7 million, down 13.4% from €69.0 million in the first quarter of 2018.

Considering these points of sales, Natuzzi Italia sales were €22.4 million, down 22.5%, Natuzzi Editions sales were €33.5 million, down 3.2%, and sales from Divani&Divani by Natuzzi network were €3.8 million, down 29.6% compared to 2018 first quarter.

We are suffering with the galleries in particular, which demonstrates once again that they do not represent the best business model to properly capitalize the Natuzzi brand values and the relevant retail experience. We plan to expand our third-party operated points of sales network through the opening of points of sales mainly in those Countries where we already have a retail organization in place capable to transmit the experience gained with our direct retail network to our franchisee partners: as more of them adopt our retail business model, we expect their business, and so ours, to improve.

In 2019 we have opened 21 FOS, of which 10 under the Natuzzi Italia name and 11 under the Natuzzi Editions name. Twelve of the 21 mono-brand stores were opened in China.

2. Softaly

Sales generated by this division, addressing the low-end segment of the market, were €23.6 million, from €27.5 million in 2018 first quarter. This segment is characterized by strong competition on price, putting high pressure on margins. For this reason, we are progressively focusing on those customers with high volume and acceptable margins.

Q1 2019 Gross margin

During the first quarter of 2019, the consolidated gross margin was 30.1%, up from 28.2% in the previous year first quarter, mainly thanks to a favorable trend in raw material prices over the period and a better sales mix, notwithstanding decreasing revenues.

Q1 2019 Selling and Administrative expenses

Selling and Administrative expenses were €36.0 million (or 33.9% on revenues) from €37.5 million (or 32.1% on revenues) in last year same period, affected by the increased tariffs on goods manufactured in our plant in China and delivered to the USA. Net of the charge from increased tariffs, the incidence of selling and administrative expenses on revenues would have been the same as in 2018 first quarter.

Q1 2019 results

The Group reported an operating loss of €3.0 million, versus an operating loss of €3.3 million in 2018 first quarter.

Loss for the first quarter of 2019 attributable to the owners of the Company was €4.6 million,

As of March 31, 2019, Group’s cash and cash equivalents in the statement of cash flows was €44.8 million, from €60.4 million at the end of 2018.

Chairman and CEO Pasquale Natuzzi commented: “The development of our business over the recent quarters shows that our strategic choice to focus on the branded business distributed through mono-brand stores, directly or franchised operated, is the correct one. We know this transition is not an easy and immediate process, but numbers are starting to support our strategy.

The portion of our branded sales continues to grow and during the first quarter it represented 77% of our revenues versus 75% of one year ago. We are working to let this share increase going forward, so to benefit from the higher margins associated with the Natuzzi brand as opposed to the pure price-based unbranded business.

Within our branded sales, we continue to see our DOS network grow. More importantly, our DOS network starts to show profits. USA and Italy delivered positive EBIT at store level.

The experience made directly with consumers over the last three years told us that the most efficient way to communicate the brand values and the relevant positioning of our products relies on the development of a controlled distribution that is a mono-brand stores network. On the contrary, the wholesale channel, whose main driver remains essentially the price, does not allow for the right capitalization of the brand and retail experience.

For what said, going forward, we plan to expand our mono brand stores network internationally, especially in those markets having high potential, such as USA, China and UK where we already can count on a retail organization set up over the last few years.”

Mr. Natuzzi continued: “As previously announced, the re-organization of the Italian industrial operations started in April. Accordingly, we have begun to shift volumes of production from Italy to our Romanian plant, and this should improve the labor cost from the second quarter of this year.

We are also exploring alternative industrial allocations to efficiently serve the US market by leveraging on our international footprint and minimize the effects of tariffs.

However, the higher US-China trade tensions, that resulted in the recent increase in tariffs, as well as the uncertainty surrounding the BREXIT negotiations are affecting our operations in 2019.

The weaker-than-average order flow for the last few weeks in particular in the Northern American market as a consequence of the recent escalation in the trade dispute, will result in 2q2019 sales below the first quarter released today.

We’re focusing on supply chain improvement, enhanced efficiency in our industrial operations, improving the quality of our sales as well as streamlining the cost structure. At the same time, a more efficient working capital management together with the rationalization of non-strategic assets, should free up resources to be invested in the development of the branded business, within a context of a rigorous cash management discipline.”

-------------------------------------------------------------

Please, click on the following links to hear news about our first Augmented Store in New York, Madison Avenue:

http://natuzzipressroom.com/natuzzi-italia-launches-first-augmented-store-in-new-york/

http://www.natuzzi.com/news/natuzzi-launches-its-first-augmented-store-907.html

Natuzzi Group Profile: https://youtu.be/qu0UIrvf750

______________________________________________________________________________

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

https://www.natuzzigroup.com/en-EN/ir/presentation.html

_______________________________________________________________________________

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the first quarter of 2019 and 2018 on the basis of IFRS -IAS (expressed in millions Euro)

	Three months ended on		Change	Percentage of Sales
	31-Mar-19	31-Mar-18%		31-Mar-19	31-Mar-18

Revenues	106.2	116.6	-8.9%	100.0%	100.0%
Cost of Sales	(74.2)	(83.7)	-11.3%	-69.9%	-71.8%
Gross profit	32.0	32.9	-2.8%	30.1%	28.2%

Other income	1.2	1.4
Selling Expenses	(27.5)	(29.4)	-6.4%	-25.9%	-25.2%
Administrative expenses	(8.5)	(8.1)	5.5%	-8.0%	-6.9%
Impairment on trade receivables	0.0	(0.1)
Other expenses	(0.1)	0.0

Operating profit/(loss)	(3.0)	(3.3)		-2.8%	-2.8%

Finance income	0.1	0.1
Finance costs	(2.5)	(1.4)
Net exchange rate gains/(losses)	0.5	(0.4)
Net finance income/(costs)	(1.8)	(1.7)

Share of profit/(loss) of equity-method investees	0.4	0.0

Profit/(Loss) before tax	(4.4)	(5.0)		-4.1%	-4.3%

Income tax expense	(0.2)	(0.3)		-0.2%	-0.2%

Profit/(Loss) for the period	(4.6)	(5.3)		-4.4%	-4.5%

Profit/(Loss) attributable to:

Owners of the Company	(4.6)	(5.4)		-4.4%	-4.6%
Non-controlling interests	0.0	0.1

Profit/(loss) per Ordinary Share	(0.08)	(0.10)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	31-Mar-19	31-Dec-18

ASSETS
Non-current assets	224.4	165.6
Current assets	193.0	207.1
TOTAL ASSETS	417.4	372.7

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	133.4	136.5
Non-controlling interests	1.9	1.6
Non-current Liabilities	113.8	66.1
Current liabilities	168.2	168.4
TOTAL EQUITY AND LIABILITIES	417.4	372.7

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	31-Mar-19	31-Dec-18

Net cash provided by (used in) operating activities	(4.0)	(11.3)

Net cash provided by (used in) investing activities	(1.8)	14.6

Net cash provided by (used in) financing activities	(12.5)	2.2

Increase (decrease) in cash and cash equivalents	(18.3)	5.4

Cash and cash equivalents, beginning of the year	62.1	55.0

Effect of movements in excahnge rates on cash held	0.9	(0.1)

Cash and cash equivalents, end of the period	44.8	60.4

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Mar-19	31-Dec-18
Cash and cash equivalents in the statement of financial position	49.1	62.1
Bank overdrafts repayable on demand	(4.2)	(1.8)
Cash and cash equivalents in the statement of cash flows	44.8	60.4

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	May 24, 2019	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi